UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

FPIC INSURANCE GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302563101

(CUSIP Number)

David McHale

The Doctors Company

185 Greenwood Road

Napa, California 94558-0900

707-226-0289

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

13D

CUSIP No. 302563101	Page 1 of 4 Pages

1.	NAMES OF REPORTING PERSONS The Doctors Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS: PF, AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER: 1,000
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 1,000
	10.	SHARED DISPOSITIVE POWER: 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,000
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 100%
14.	TYPE OF REPORTING PERSON: HC

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock of FPIC Insurance Group, Inc., a Florida corporation (the “Company”; such shares, the “Common Stock”). The address of the Company’s principal executive offices is 1000 Riverside Avenue, Suite 800, Jacksonville, Florida 32204.

Item 2.	Identity and Background.

(a)-(c) and (f). This Schedule 13D is filed by The Doctors Company, a California-domiciled reciprocal inter-insurance exchange (the “Reporting Person”). The Reporting Person specializes in insuring physician and surgeon medical liability. The address of the principal office and business of the Reporting Person is 185 Greenwood Road, Napa, California 94558-0900.

The name, citizenship, business address, present principal occupation or employment, and the name and principal business address of any corporation or other organization in which such employment is conducted, of each of the members of the Board of Governors and each of the executive officers of the Reporting Person are set forth in Annex I hereto and are incorporated herein by reference.

(d) and (e). During the last five years, neither the Reporting Person, nor, to the knowledge of the Reporting Person, after reasonable inquiry, any of the individuals listed in Annex I, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 23, 2011, the Reporting Person entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company and Fountain Acquisition Corp., a Florida corporation and a wholly-owned subsidiary of the Reporting Person (“Merger Sub”). On October 19, 2011, pursuant to the terms of the Merger Agreement, Merger Sub was merged with and into the Company with the Company continuing as a wholly-owned subsidiary of the Reporting Person (the “Merger”). As a result of the Merger, (i) each share of Common Stock issued and outstanding immediately prior to the closing of the Merger was canceled and converted into the right to receive $42.00 in cash, and (ii) each share of common stock of Merger Sub issued and outstanding immediately prior to the closing of the Merger was converted into one newly issued share of Common Stock. The Reporting Person paid the aggregate consideration of approximately $363 million in cash from internal sources.

The preceding summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference. A copy of the Merger Agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated May 24, 2011.

Item 4.	Purpose of Transaction.

The information disclosed in Item 3 of this Schedule 13D is hereby incorporated by reference.

On October 19, 2011, at the effective time of the Merger, the Reporting Person acquired all of the issued and outstanding Common Stock and the Company became a wholly-owned subsidiary of the Reporting Person.

On October 19, 2011, the Company notified The Nasdaq Global Select Market (“Nasdaq”) of the completion of the Merger and requested that trading in the Common Stock be suspended and that the Common Stock be withdrawn from listing on Nasdaq as of the close of market on October 19, 2011. Nasdaq is expected to file with the Securities and Exchange Commission (the “SEC”) a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 25, to delist and deregister the Common Stock. As a result, the Common Stock will no longer be listed on Nasdaq. The Company will file a Form 15 with the SEC to terminate the registration of the Common Stock under Section 12(g) of the Exchange Act and to suspend the reporting obligations of the Company under Section 15(d) of the Exchange Act.

On October 19, 2011 at the effective time of the Merger, pursuant to the Merger Agreement, (i) the Articles of Incorporation of the Company were amended to read the same as the Articles of Incorporation of Merger Sub, except that the name of the Company remained FPIC Insurance Group, Inc. and certain indemnification and limitation of liability terms were added; and (ii) the Bylaws of the Company, as in effect immediately prior to the effective time of the Merger, were amended to read the same as the Bylaws of Merger Sub, except that certain indemnification and limitation of liability terms were added. Copies of the Company’s Amended and Restated Articles of Incorporation and Second Amended and Restated Bylaws are attached as Exhibits 3.1 and 3.2, respectively, to the Company’s Current Report on Form 8-K, and are incorporated herein by reference in their entirety.

Pursuant to the Merger Agreement, on October 19, 2011, all of the Company’s directors immediately prior to the Merger were replaced as directors of the Company by the directors of Merger Sub immediately prior to the effective time. Certain executive officers of the Company were also replaced by officers of Merger Sub.

Except as set forth in this Item 4, the Reporting Person has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The preceding summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, which is incorporated herein by reference. A copy of the Merger Agreement is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K dated May 24, 2011.

Item 5.	Interest in Securities of the Issuer.

(a) and (b).    The Reporting Person beneficially owns an aggregate of 1,000 shares of Common Stock representing all of the outstanding shares of Common Stock. The Reporting Person has the sole power to vote or direct the voting, and to dispose or direct the disposition of all of the shares of Common Stock that it beneficially owns.

(c)    Neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the individuals listed in Annex I has effected any transaction in Common Stock during the past 60 days.

(d)    Not applicable.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise disclosed in this Schedule 13D, there are no contracts, arrangements, understandings or relationships relating to the Common Stock which are required to be disclosed hereunder.

Item 7.	Material to be Filed as Exhibits.

No.	Exhibit

1	Agreement and Plan of Merger, dated May 23, 2011, by and among The Doctors Company, Fountain Acquisition Corp. and FPIC Insurance Group, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K dated May 24, 2011, filed by FPIC Insurance Group, Inc.)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 19, 2011

THE DOCTORS COMPANY

By:	/s/ Richard E. Anderson, M.D.
Name: Richard E. Anderson, M.D.
Title: Chief Executive Officer

Annex I

Identity and Background

INFORMATION CONCERNING MEMBERS OF THE BOARD OF GOVERNORS AND

THE EXECUTIVE OFFICERS OF THE REPORTING PERSON

Name	Business Address	Principal Occupation or Employment	Citizenship

Richard Anderson	(1)	Governor, Chairman and Chief Executive Officer	U.S.

David Preimesberger	(1)	Treasurer	U.S.

David Troxel	(1)	Governor, Secretary	U.S.

James Bagian	(1)	Governor	U.S.

Eugene Bullis	(1)	Governor	U.S.

David Charles	(1)	Governor	U.S.

Kenneth Chrisman	(1)	Governor	U.S.

William Gallagher	(1)	Governor	U.S.

Charles Kossman	(1)	Governor	U.S.

Donald Palmisano	(1)	Governor	U.S.

Robert Pike	(1)	Governor	U.S.

Kathleen Ricord	(1)	Governor	U.S.

Robert Sheppard	(1)	Governor	U.S.

Mary Ann Thode	(1)	Governor	U.S.

Ronald Wender	(1)	Governor	U.S.

(1)    The business address is c/o The Doctors Company, 185 Greenwood Road, Napa, California 94558-0900.